

April 2, 2014

<u>Via E-mail</u>
Jason M. Brady
Senior Vice President, General Counsel and Secretary
Solera Holdings, Inc.
7 Village Circle, Suite 100
Westlake, TX 76262

      Re: Solera Holdings Inc.
             Form 10-K for the Fiscal Year Ended June 30, 2013
             Filed August 23, 2013
             Form 10-Q for the Quarterly Period Ended December 31, 2013
             Filed February 10, 2014
             File No. 001-33461

Dear Mr. Brady:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Patrick Gilmore

                Patrick Gilmore
                Accounting Branch Chief